February 2, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Geoffrey Kruczek Asia Timmons-Pierce Charles Eastman Melissa Raminpour

Re:	InterPrivate Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed January 14, 2021 File No. 333-251106

Ladies and Gentlemen:

On behalf of InterPrivate Acquisition Corp. (the “Company”), we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated January 26, 2021 (the “Comment Letter”). The Company has previously filed with the Commission, via EDGAR, its Registration Statement on Form S-4 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement (“Amendment No. 1”). This letter, together with Amendment No. 2 to the Registration Statement filed on the date hereof (as amended, “Amendment No. 2”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to Amendment No. 1.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and a statement identifying the location in Amendment No. 2 of the requested or revised disclosure, if any.

For the Staff’s convenience, we are also providing copies of this letter and Amendment No. 2 marked to show changes from Amendment No. 1. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of Amendment No. 2. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in Amendment No. 2.

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February 2, 2021

Amendment No. 1 to Form S-4 filed January 14, 2021

Subscription Agreements, page 24

1.	We note the disclosure that the December 2020 PIPE investors agreed to vote all their shares in favor of the Business Combination and waive their rights to conversion of those shares. Please tell us how the issuance of these shares and related agreement to vote is consistent with the statements in the Form S-1 relating to your initial public offering and governing documents that you would not issue shares prior to a business combination that would be able to vote on such transaction.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not, and does not intend to, issue shares prior to the contemplated Business Combination that would be able to vote on such transaction. As disclosed on page 254 of Amendment No. 1, the December 2020 PIPE Subscribers beneficially owned 1,883,561 shares of InterPrivate Common Stock as of December 31, 2020 (the “Existing Shares”), which shares were not issued directly by the Company to the December 2020 PIPE Subscribers following the Company’s initial public offering, and they are expected to beneficially own 18,052,039 shares of Post-Combination Company common stock, 16,168,478 of which shares are December 2020 PIPE Shares that will not be issued until the closing of the Business Combination, and the remainder of which are Existing Shares. As disclosed on pages 25 and 134 of Amendment No. 1, the closing of the sales of December 2020 PIPE Shares to the December 2020 PIPE Subscribers will occur immediately prior to the consummation of the Business Combination. As a result, the December 2020 PIPE Shares will not be outstanding as of the record date for the special meeting of stockholders at which the Business Combination Proposal will be presented, and therefore the December 2020 PIPE Subscribers will not be able to vote the December 2020 PIPE Shares at the time of the special meeting. As disclosed on page 135 of Amendment No. 1, the December 2020 PIPE Subscribers have agreed to vote all shares of InterPrivate Common Stock held of record or beneficially by the December 2020 PIPE Subscribers on the record date for the special meeting in favor of the Business Combination Proposal. Any such shares held by the December 2020 PIPE Subscribers would include the Existing Shares and any other shares that are acquired by such subscribers in the open market or from other stockholders and not by way of an original issuance directly from the Company.

PROPOSAL NO. 2 — THE CHARTER AMENDMENT PROPOSAL, page 145

2.	Please revise to reflect the amendment being made to your exclusive forum provision.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company believes there are no substantive differences between the existing exclusive forum provision in the Existing Certificate of Incorporation and the exclusive forum provision in the Proposed Certificate of Incorporation. As a result, the Company determined that there is no need to present a separate sub-proposal for any amendment to the exclusive forum provision as it is not being substantively changed. As with the Existing Certificate of Incorporation, the Proposed Certificate of Incorporation will apply to actions arising under the Securities Act but will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, as disclosed on pages 74, 218 and 248-49 of Amendment No. 1. The Company hereby undertakes to provide disclosure in future Exchange Act periodic reports regarding the actions for which the exclusive forum selection provision of the Proposed Certificate of Incorporation applies.

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February 2, 2021

Legal Proceedings, page 230

3.	Please revise to clarify the factual basis alleged to underlie the proceeding referenced in your added disclosure. For example, clarify the nature of the misleading and incomplete information alleged to have been disseminated.

In response to the Staff’s comment, the Company has revised its disclosure on pages 230 and F-18 of Amendment No. 2 accordingly.

Revenue Recognition

Nature of Products and Services and Revenue Recognition, page F-41

4.	We note from your response to the second bullet of prior comment 19 that arrangements with engineering and development services include a single performance obligation to provide engineering and support services. Your revenue policy disclosure on page F-42 indicates that custom products that require engineering and development based on customer requirements are recognized over time. Please clarify your response to indicate if the performance obligation in these arrangements includes the off-the-shelf prototype or if the prototype is sold to the customer in a separate arrangement. If the prototype is sold in a separate arrangement and recognized at a point in time, provide us with your consideration of whether the product and services contracts should be combined pursuant to ASC 606-10-25-9.

The Company respectfully acknowledges the Staff’s comment and informs the Staff that generally, Aeva’s customers contract for the sale of off-the-shelf prototypes and engineering and support services in the same arrangement regardless of whether the engineering or support services significantly customize the off-the-shelf prototypes. Therefore, Aeva believes the contract combination guidance in ASC 606-10-25-9 is not applicable and, instead, Aeva assesses whether the promises to provide engineering and support services and to deliver off-the-shelf prototypes are two separate performance obligations or should be combined as a single performance obligation consistent with ASC 606-10-25-19.

Aeva has entered into two types of arrangements involving the provision of engineering and support services. The first type includes those where Aeva provides engineering and support services that significantly customize off-the-shelf prototypes. The second type includes those where Aeva’s engineering and support services do not customize the off-the-shelf prototypes for the customers.

In the first type of arrangement, the customer contracts for the delivery of the prototypes with customized LiDAR technology, and the nature of the engineering and support services provided by Aeva is to significantly customize prototypes to the customer’s specifications. In consideration of the guidance in ASC 606-10-25-19, Aeva determined its promise to deliver the customized prototypes is not distinct from its promise to deliver engineering and support services because the promises are not separately identifiable (i.e., distinct within the context of the contract) pursuant to paragraph 25-19(b). As the promise to deliver custom prototypes is not separately identifiable from Aeva’s promise to deliver engineering and support services, Aeva accounts for the promises on a combined basis as a single performance obligation to provide engineering and support.

In the second type of arrangement, Aeva provides engineering and support services that do not customize the off-the-shelf prototypes for its customers. In these arrangements, Aeva’s engineering and support services include evaluation and testing of off-the-shelf prototypes, along with concept design, and engineering services. In consideration of the guidance in ASC 606-10-25-19 through 25-22, Aeva determined its promise to deliver engineering and support services is distinct from its promise to deliver the off-the-shelf prototypes. In these arrangements, Aeva accounts for engineering and support services as a separate performance obligation from the obligation to deliver the off-the-shelf prototypes.

Greenberg Traurig, LLP | Attorneys at Law
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February 2, 2021

If you have any questions, please feel free to contact either Alan Annex at (305) 579-0576 or me at (310) 586-7747.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Kevin Friedmann
Kevin Friedmann

cc:    Brandon C. Bentley, General Counsel, InterPrivate Acquisition Corp.

Greenberg Traurig, LLP | Attorneys at Law
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